EXHIBIT 99.1
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ABITIBI CONSOLIDATED


                                                                         A (TSX)
                                                                      ABY (NYSE)

    ABITIBI-CONSOLIDATED ANNOUNCES CLOSING OF TENDER OFFERS FOR UP TO US$500
                                MILLION OF NOTES

MONTREAL, PQ, April 5, 2005 -- Abitibi-Consolidated Inc. ("Abitibi") today announced that it and its subsidiary, Abitibi-Consolidated Company of Canada ("ACCC," together with Abitibi, the "Company"), have accepted and purchased US$337 million aggregate principal amount of Abitibi's 8.30% notes due 2005 (the "2005 Notes") and US$100 million of ACCC's 6.95% notes due 2006 (the "2006 Notes", together with the 2005 Notes, the "Notes") that were tendered in response to the Company's previously announced tender offers. The tender offers expired at 12:00 Midnight, on Monday, April 4, 2005. The 2005 Notes that were tendered and not withdrawn before 5:00 p.m, New York City time, on March 16, 2005, were accepted and purchased by the Company on March 23, 2005.

Based on the final count by the depositary, the tender offer for the 2006 Notes was oversubscribed, with an aggregate principal amount of US$267 million of 2006 Notes having been tendered prior to the expiration date. The Company used the proceeds of its recently completed issuance of US$450 million in aggregate principal amount of 8.375% Notes due 2015 to fund the purchase of the Notes in the tender offers and to pay associated expenses and accrued interest. Citigroup Global Markets Inc. and Credit Suisse First Boston LLC acted as the Dealer Managers for the tender offers. Global Bondholder Services Corporation acted as depositary and information agent for the tender offers.

This press release is neither an offer to purchase nor a solicitation of an offer to sell the Notes or any other security.

Abitibi-Consolidated is a global leader in the production of newsprint and uncoated groundwood (value-added groundwood) papers as well as a major producer of wood products, and generated sales of $5.8 billion in 2004. The Company owns or is a partner in 26 paper mills, 22 sawmills, 4 remanufacturing facilities and 1 engineered wood facility in Canada, the U.S., the UK, South Korea, China and Thailand. With approximately 14,000 employees, excluding its PanAsia joint venture, Abitibi-Consolidated does business in approximately 70 countries. Responsible for the forest management of approximately 18 million hectares of woodlands, the Company is committed to the sustainability of the natural resources in its care. Abitibi-Consolidated is also the world's largest recycler of newspapers and magazines, serving 16 metropolitan areas in Canada and the United States and 130 local authorities in the United Kingdom, with 14 recycling centres and approaching 20,000 Paper Retriever(R) and paper bank containers.

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CONTACT:
--------
INVESTORS & FINANCIAL MEDIA:
Lorne Gorber
Director, Investor Relations & Financial Communications
(514) 394-2360
LORNE_GORBER@ABITIBICONSOLIDATED.COM